Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of LQR House Inc. on Form S-8 (No. 333-274168) and on Form S-3 (Nos. 333-284485, 333-284138, 333-282118), of our report dated March 31, 2025, relating to the consolidated financial statements of LQR House Inc. for the year ended December 31, 2024, which includes an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern, and an emphasis of matter paragraph related to retention and settlement agreements primarily with related parties, which report is included in this Annual Report on Form 10-K of LQR House Inc. for the year ended December 31, 2025.

/s/ dbbmckennon

Newport Beach, California

April 15, 2026